Exhibit 99.1

safe-t group Ltd.

Notice of Annual and Extraordinary General Meeting of shareholders

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Safe-T Group Ltd. (the “Company”) will be held at the Company’s offices, at 8 Abba Eban Ave., Herzliya, Israel, on September 19, 2021, at 3:00 p.m. Israel time. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”), and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The agenda of the Meeting:

1.	To re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the shareholders of the Company, and to authorize the board of directors of the Company to determine their remuneration.

2.	To re-elect each of Mr. Shachar Daniel and Mr. Moshe Tal for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in the year 2024 and until their respective successors are duly elected and qualified.

3.	To approve an increase of the per-meeting compensation and annual fee for non-executive directors.

4.	To approve a grant of options to certain directors of the Company.

5.	To approve a grant of options to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

6.	To approve a grant of options and an update of the terms of compensation to Mr. Amir Mazhar, the Company’s President, Chief Software Architect and director.

7.	To approve a maximum annual bonus plan, objectives and terms thereof for the year 2021, and a special bonus to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

8.	To approve a maximum annual bonus plan and objectives and terms thereof for the year 2021, to Mr. Chen Katz, the Company’s active Chairman of the board of directors.

9.	To approve a special bonus for Mr. Barak Avitbul, the Company’s Proxy Business Unit Manager.

10.	To approve the adjustment in ratio between the Company’s Ordinary Shares (traded in TASE) and ADSs (traded on the Nasdaq Capital Market) by changing the ratio between them from 40:1 to 1:1 (which will have an impact only on the amount of the Ordinary Shares and not on the amount of the ADSs), thereby resulting in a reverse split of the Company’s authorized and issued Ordinary Share (which will not affect in any way the Company’s ADSs), and to amend the Company’s articles of association to affect the same.

11.	Presentation of the Company’s financial statements and annual report for the year ended December 31, 2020.

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

We currently intend to hold the Meeting in person. However, depending on developments with respect to the COVID-19, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://www.safe-t.com/investor-relations/ and on a Report on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il.

Shareholders of record at the close of business on August 20, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the proxy statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADSs” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”. Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than September 19, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than September 19, 2021 at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction form.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law, 5799-1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided in the proxy statement.

Sincerely,

Chen Katz
Chairman of the Board of Directors

August 12, 2021

SAFE-T GROUP LTD.

HERZLIYA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 19, 2021

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Safe-T Group Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on September 19, 2021, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof. However, we are monitoring developments with regard to the coronavirus pandemic (“COVID-19”) and it is possible that the Meeting may be held solely by means of remote communication. In the event it is not possible or advisable to hold the Meeting in person, we will announce alternative arrangements for the Meeting as promptly as practicable. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://www.safe-t.com/investor-relations and on a Report on Form 6-K as promptly as practicable, and will be made available to the public on the U.S. Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 26, 2021, at 3:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (“Companies Law”), each of Proposals No. 1, 2, 3, 4 and 10 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No. 5, 6, 7, 8 and 9 described hereinafter, requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Proposal 11 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Shai Avnit, at 8 Abba Eban Ave., Herzliya, Israel. Any Position Statement received will be furnished to the SEC on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than September 5, 2021. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than September 10, 2021.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (59,910,684 Ordinary Shares), and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration

Under the Companies Law, the appointment of independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

to RE-ELECT MR. SHACHAR DANIEL and mr. moshe tal EACH AS A CLASS II DIRECTOR OF THE COMPANY

Under the Companies Law and the Company’s Amended Articles of Association, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended Articles of Association provide that the Company may have at least three and not more than twelve directors.

The Company’s Board of Directors currently consists of six (6) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s Amended Articles of Association.

Pursuant to regulations under the Companies Law, the Board of Directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors.

On July 22, 2021, the Board approved that the Company meets all the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly as of July 22, 2021, the Company will not be required to appoint external directors as such are defined in the Companies Law. The directors, Mr. Yehuda Halfon and Mr. Moshe Tal, previously appointed as external directors, shall be deemed “independent” pursuant to the above Nasdaq rules.

 As of July 22, 2021, pursuant to the adoption of the said exemption, the Company allocated Mr. Halfon and Mr. Tal into classes as well, and the Company’s directors are now divided among three classes as follows:

(i)	The Company’s Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors.

(ii)	The Company’s Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Meeting; and

(iii)	The Company’s Class III directors are Mr. Chen Katz. and Mr. Amir Mizhar, whose current terms expire at the Company’s 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors.

The Company’s Board of Directors has approved the nomination of Mr. Daniel and Mr. Tal for re-election to the Company’s Board of Directors each as a Class II director at the Meeting for a three-year term and recommends that shareholders re-elect Mr. Daniel and Mr. Tal each as a Class II director for a three-year term.

Mr. Daniel and Mr. Tal, whose professional backgrounds are provided below, have advised the Company that they are willing, able and ready to serve as a Class II director if re-elected. Additionally, in accordance with Companies Law, Mr. Daniel and Mr. Tal, have certified to the Company that they meet all the requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of Mr. Daniel and/or Mr. Tal.

Subject to the re-appointment of Mr. Daniel and Mr. Tal, they will continue to be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officer’s insurance.

Set forth below is certain biographical information regarding the background and experience of Mr. Daniel:

Shachar Daniel, Chief Executive Officer and Director

Mr. Shachar Daniel is one of our co-founders and has served as our Chief Executive Officer and as a director since June 2016. Mr. Daniel has also served as the Chief Executive Officer of our subsidiary Safe-T Data A.R Ltd. (“Safe-T Data”) since May 2015 and as a director of our other wholly owned subsidiaries, NetNut Ltd., since June 2019 and CyberKick Ltd., since July 2021. Prior to serving as the Chief Executive Officer of Safe-T Data, he served as Safe-T Data’s Chief Operating Officer from November 2013. Mr. Daniel has more than 10 years of experience in various managerial roles in operations and project management. From 2012 to 2013, he served as head of program at PrimeSense Ltd., which was acquired by Apple Inc. for $360 million in November 2013. Prior to that, and from 2009 to 2012, he was head of operations project managers at Logic Industries Ltd., and from 2004 to 2009, he was a project manager at Elbit Systems Ltd. (Nasdaq/TASE: ESLT). Mr. Daniel holds a B.Sc. in Industrial Engineering from the Holon Institute of Technology, Israel and an M.B.A. from the College of Management Academic Studies, Israel and an executive post M.B.A from the Hebrew University.

Moshe Tal, Director

Mr. Moshe Tal has served on our board of directors since May 2019. He was appointed as an external director of the Company in May 2019, and as of July 22, 2021, he serves as an independent director. Since 2011, Mr. Tal serves as a partner with UHY Shtainmetz Aminoach & Co., CPA,  an accounting and consulting firm and a member of Urbach Hacker Young International Limited. Mr. Tal is also a lecturer at the College of Management, Academic Studies and Department of Accounting at the Interdisciplinary Center in Herzliya. Mr. Tal served in the Israeli Tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013, Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.

The shareholders of the Company will be requested to adopt the following separate resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Shachar Daniel as Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-appoint Mr. Moshe Tal as Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.”

The appointment each of Mr. Daniel and Mr. Tal as a Class II director, as mentioned above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposals.

PROPOSAL 3

TO APPROVE AN INCREASE OF THE PER-MEETING COMPENSATION AND
ANNUAL FEE FOR NON-EXECUTIVE DIRECTOES

On July 19, 2021, and July 22, 2021, the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors (as defined below) shall be entitled.

Currently, in accordance with the Israeli law requirements, the cash fees paid to each of our Non-Executive Directors include an annual fee of up to NIS 30,000 (approximately US$9,100), and NIS 1,500 (approximately US$450) as a per-meeting fee (with 60% of such per-meeting fee paid for participation by means of telephonic communication and 50% for resolutions adopted in writing).

As provided in the preamble for Proposal No. 2 herein, on July 22, 2021, the Board of Directors has resolved to adopt the corporate governance exemption set forth above, and accordingly we will not have external directors as members of our board of directors.

The Company has recently expanded its business and operations. In doing so, our Compensation Committee and Board of Directors consider it appropriate that all of the Non-Executive Directors, either currently serving or who will be appointed in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will set a solid foundation for attracting directors with the appropriate skills and experience applicable to the industry and needs.

For the above reasons, the Compensation Committee and the Board of Directors, recommend that the Company’s shareholders approve an increase of the per-meeting fee, to which each of the Company’s Non-Executive Directors shall be intitled, to NIS 2,750 (approximately US$840) (“New Per-Meeting Fee”) and an increase of the annual fee, to which each of the Company’s Non-Executive Directors shall be intitled, to NIS 48,000 (approximately US$14,650) (“New Annual Fee”). The following members are the Company’s non-executive directors: Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal (“Non-Executive Directors”).

The New Per-Meeting Fee and the New Annual Fee will be paid on a quarterly basis, in U.S. dollars or in NIS and shall be subject to VAT, as applicable.

The proposed increase to the New Per-Meeting Fee and New Annual Fee is consistent with the Company’s Amended and Restated Compensation Policy for Company’s office holders, as approved by the general meeting of shareholders on September 15, 2020 (the “Policy”).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the per-meeting fee and annual fee, to which each of the Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

to approve a grant of options to the company’s certain directors

On July 19, 2021, and July 22, 2021, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to certain directors under the Safe-T Group Global Equity Plan (the “Option Plan”). It is clarified that subject to the approval of a reverse split to the Company’s Ordinary Shares, as described in Proposal 10 below, the number of options to purchase Ordinary shares will be divided by 40 accordingly. It will not affect in any way on the Company’s ADSs.

Therefore, the Company wished to grant an aggregate number of 8,550,0001options (equal to 213,750 ADSs) to purchase 8,550,0002 Ordinary Shares of the Company (equal to 213,750 ADSs), to certain directors under the Option Plan: Mr. Chen Katz, Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal. The aggregate amount of options equals approximately 0.7% of the Company’s outstanding share capital and 0.6% of the Company’s share capital on a fully diluted basis as of the date hereof.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant options to purchase Ordinary Shares, under the Option Plan, to certain directors as follows3:

			No. of Options Post Reverse- Split[4] (the adjustment		Aggregate No. of options following approval of proposed grants herein
Name	Title	No. of Options	of the Ordinary Shares)	Options Exercise Price per Share	No. of Options Granted	No. of Options post reverse-split
Chen Katz	Director (Chairman)	5,400,000 (equal to 135,000 ADSs)	135,000	NIS 0.115 (equal to approximately US$1.40 per ADS)	10,800,000 (equal to 270,000 ADSs)	270,000
Yehuda Halfon	Director	1,050,000 (equal to 26,250 ADSs)	26,250	NIS 0.115 (equal to approximately US$1.40 per ADS)	2,100,000 (equal to 52,500 ADSs)	52,500
Rakefet Remigolski	Director	1,050,000 (equal to 26,250 ADSs)	26,250	NIS 0.115 ( equal to approximately US$1.40 per ADS)	2,100,000 (equal to 52,500 ADSs)	52,500
Moshe Tal	Director	1,050,000 (equal to 26,250 ADSs)	26,250	NIS 0.115 (equal to approximately US$1.40 per ADS)	2,100,000 (equal to 52,500 ADSs)	52,500

[1]	Or 213,750, subject to the approval of the Reverse Split.
[2]	See footnote (1) above.
[3]	The numbers of options are presented (i) before the implementation of a reverse split, and (ii) post their adjustment in accordance with the reverse split of the Company’s share capital with respect to the Ordinary Shares only at a ratio of 1-for-40, subject to the approval by the shareholders. See Proposal 10 on the agenda.
[4]	See footnote (1) above.

All of the above option grants are subject to standard three-year vesting under the Option Plan, and shall vest according to the following schedule: (i) six (6) months following the Date of Grant, an amount equal to 1/6 of the options to each optionee shall vest (hereinafter for the purpose of this Proposal 4, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/12 each) shall vest at the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s option s agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean July 22, 2021, the date of approval by the Board of Directors, subject to the approval sought herein.

The above option grants shall be exercised at an exercise price of NIS 0.115 per Ordinary Share (equal to approximately US$1.40 per ADS), which equals the average share price on the Tel Aviv Stock Exchange Ltd. (“TASE”), over the last 30 trading days immediately prior to the Date of Grant.

It is hereby clarified that regarding Mr. Chen Katz, the Company’s Active Chairman, the vesting period may be accelerated upon the occurrence of special events, as defined in the Policy.

In making its recommendation with regard to the approval of the above option grants, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Policy, including, the position, responsibilities, background and experience of the grantees; (ii) that the option grants reflect a fair and reasonable value for the grantees’ services; and (iii) the number of options held by the Directors5. The proposed grants are consistent with our Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Chen Katz, Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal, options to purchase Ordinary Shares, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

[5]	For more information regarding previous grant of options to directors, see table above.

PROPOSAL 5

 to approve a grant of options to Mr. SHACHAR DANIEL,
the COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On July 19, 2021, and July 22, 2021, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Shachar Daniel under the Option Plan. It is clarified that subject to the approval of a reverse split to the Company’s Ordinary Shares, as described in Proposal 10 below, the number of options to purchase Ordinary shares will be divided in 40 accordingly. It will not affect in any way on the Company’s ADSs.

Therefore, the Company wished to grant 10,800,000 options6 (equal to 270,000 ADSs) to purchase 10,800,000 Ordinary Shares of the Company7 (equal to 270,000 ADSs) to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, in accordance with the Policy and under the Option Plan.

Together with the options to purchase 10,820,5928 Ordinary Shares of the Company (equal to 270,515 ADSs), granted to Mr. Daniel in the past, Mr. Daniel’s options equal approximately 1.8% of the Company’s outstanding share capital and 1.4% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The above option grant is subject to a standard three-year vesting under the Option Plan, and shall vest according to the following schedule: (i) six (6) months following the Date of Grant, an amount equal to 1/6 of the options to Mr. Daniel shall vest (hereinafter for the purpose of this Proposal 5, the “First Installment”); (ii) following the First Installment, additional equal amounts (1/12 each) shall vest in the end of each three (3) months (quarter). The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s option s agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean July 22, 2021, the date of approval by the Board of Directors, subject to the approval sought herein.

The above option grant shall be exercised at an exercise price of NIS 0.115 per Ordinary Share (equal to approximately US$1.40 per ADS), which equals the average share price on TASE, over the last 30 trading days immediately prior to the Date of Grant.

It is hereby clarified that for Mr. Daniel, the vesting period may be accelerated upon the occurrence of special events, as defined in the Policy.

In making its recommendation with regard to the approval of the option grant to Mr. Daniel, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Policy, including, the position, responsibilities, background and experience of the grantee; (ii) that the option grant reflects a fair and reasonable value for the grantee’s services; and (iii) the number of unvested options held by Mr. Daniel as of this date. The proposed grant is consistent with the Policy.

As the Company’s Chief Executive Officer, Mr. Daniel is entitled to a gross annual salary of approximately NIS576,000 (approximately US$175,000). Subject to the approval of Proposal 7 below, Mr. Daniel will also be entitled to a bonus plan based on certain objectives on a yearly basis, and a special bonus, as set forth herein.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Shachar Daniel options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

[6]	Or 270,000 options, subject to the approval of the Reverse Split.
[7]	The number of options was adjusted in accordance with the reverse-split of the Company’s share capital with respect to the Ordinary Shares only at a ratio of 1-for-40, subject to its approval by the Shareholders. See Proposal 10 on the agenda.
[8]	Or 270,515, subject to the approval of the Reverse Split.

PROPOSAL 6

 to approve an update to the terms of compensation and a grant of options to Mr. AMIR MIZHAR, the COMPANY’S president, CHIEF software architect AND DIRECTOR

Background

Mr. Amir Mizhar currently serves as the Company’s president, chief software architect and a director. Following changes in the Company’s strategic business plan, and based on Mr. Mizhar’s knowledge and experience in the Company’s technology and intellectual property and his background with the Company, the Company and Mr. Mizhar agreed to change Mr. Mizhar’s duties and responsibilities, by ending Mr. Mizhar's position as the Chief Software Architect, and appointing him as a professional consultant to the Company, for a period of at least 12 months, in addition to his remaining duties as a director and President, subject to the required approvals for the changes made in his terms of compensation.

Therefore, On July 19, 2021, and July 22, 2021, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, an update to the terms of compensation including a grant of options to purchase Ordinary Shares to Mr. Mizhar as a professional consultant and director (“New Role”), subject to his appointment in the New Role, as follows:

(i)	Mr. Mizhar’s fees will be reduced to a monthly fee of NIS 30,000 (approximately $9,125) (at a service capacity of 50%), and New Per-Meeting Fee and New Annual Fee for his duties as a director. The Board may change the consulting services capacity and to increase or decrease his consideration accordingly, without the need for shareholders’ approval (together: the “New Compensation”).

(ii)	The Company shall grant 4,000,000 options[9] (equal to 100,000 ADSs) to purchase 4,000,000 Ordinary Shares of the Company[10] (equal to 100,000 ADSs) to Mr. Mizhar, subject to the Option Plan and on such terms which exceed the limitations of the Policy. It is clarified that subject to the approval of a reverse split to the Company’s Ordinary Shares, as described in Proposal 10 below, the number of options to purchase Ordinary Shares will be divided in 40 accordingly. It will not affect in any way on the Company’s ADSs.

Together with the options to purchase 15,000,000 Ordinary Shares of the Company11 (equal to 375,000 ADSs) granted to Mr. Mizhar in the past, Mr. Mizhar’s Options equal approximately 1.6% of the Company’s outstanding share capital and 1.3% of the Company’s share capital on a fully diluted basis as of the date of this proxy statement.

The above option grant is subject to a vesting schedule which exceeds the limitations of the Policy, as follows: one-year vesting on a monthly basis, 1/12 each month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options agreement and the provisions of the Option Plan. The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961. The “Date of Grant” shall mean July 22, 2021, the date of approval by the Board of Directors, subject to the approval sought herein.

[9]	Or 100,000 options, subject to the approval of the Reverse Split.
[10]	The number of options was adjusted in accordance with the reverse-split of the Company’s share capital at a ratio of 1-for-40, subject to its approval by the Shareholders. See Proposal 10 on the agenda.
[11]	Or 375,000 Ordinary Shares, subject to the approval of the Reverse Split.

The above option grant shall be exercised at an exercise price of NIS 0.115 per Ordinary Share (equal to approximately US$1.40 per ADS), which equals to the average share price on TASE, over the last 30 trading days immediately prior to the Date of Grant.

It is hereby clarified that for Mr. Mizhar, the vesting period may be accelerated upon the occurrence of special events, as defined in the Policy.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of Mr. Mizhar, and have resolved to approve the New Compensation to Mr. Mizhar for the following reasons:

●	Based on Mr. Mizhar's vast experience pertaining to the Company's business, products and clients, Mr. Mizhar will guide, advise, assist and support the Company’s R&D activities, including development and renovation of the ZoneZero® solutions, throughout the coming year under his new, part-time position as a consultant.

●	The value of the option grant described above was determined while taking into consideration Mr. Mizhar’s comprehensive knowledge of the Company’s business and his role in the development of the Company’s technology.

●	The option grant reflects a fair and reasonable value for Mr. Mizhar’s duties.

●	The Company desire to set appropriate incentives to Mr. Mizhar to fulfil his new duties under the New Role, which are aligned with the Company’s achievements, and therefore the grant of the Mr. Mizhar’s options is beneficial to the Company.

●	The update to the terms of compensation to Mr. Mizhar was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting Mr. Mizhar the New Compensation is in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the New Compensation.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to update the terms of compensation for Mr. Amir Mizhar to the New Compensation, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 7

TO APPROVE A MAXIMUM ANNUAL BONUS PLAN, OBJECTIVES AND TERMS FOR THE YEAR 2021, AND A SPECIAL BONUS TO MR. SHACHAR DANIEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation of a company’s chief executive officer (“CEO”), in accordance with or which exceed the terms of the Policy, require the approval by the Compensation Committee, the Board of Directors and Company’s shareholders (in a Special Majority, as defined above), in that order.

We now seek the shareholder’s approval for Mr. Daniel to amend his employment agreement, as was previously approved by the Company’s shareholders on September 15, 2020 (“Employment Agreement”), regarding a maximum annual bonus plan based on related objectives and terms (“Maximum Annual Bonus Plan”).

In addition, we now seek the shareholder’s approval to determine Mr. Daniel’s objectives and terms for the year 2021 (hereinafter for the purpose of this Proposal 7, the “2021 Objectives”).

General

Mr. Daniel has been with the Company since June 2016 as the Company’s CEO. Mr. Daniel’s had a great contribution to the Company’s business and growth since his appointment as CEO. The Compensation Committee and the Board of Directors believe that Mr. Daniel performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities. The suggested bonus plan includes annual objectives that are set for the year 2021, and were evaluated by the Compensation Committee and Board, focusing on the Company’s financial stability and resources, as well as on its organic and inorganic growth.

Taking into account numerous factors, including the provisions of the Policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors have approved on July 19, 2021 and July 22, 2021, respectively, and are recommending that the shareholders approve the amendment of Mr. Daniel’s Employment Agreement and a Maximum Annual Bonus Plan in accordance with the Policy, and to approve the 2021 Objectives in terms which exceed the limitations of the Policy, all as detailed below.

When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law, including customary comparable industry data, the responsibilities and duties performed by Mr. Daniel, the estimation of Mr. Daniel’s expected ongoing contribution and the importance of Mr. Daniel to the future growth and profitability of the Company.

Eligibility

Mr. Daniel shall be eligible to receive a Maximum Annual Bonus Plan for each year under the framework below, without the need for further shareholder approval, subject to (i) meeting the specific performance criteria determined by the Compensation Committee and Board of Directors, in accordance with the objectives set forth by the Board of Directors for each year; (ii) the terms set forth below;

Maximum Annual Bonus Plan

Subject to the approval of the Company’s shareholders of the amendment of Employment Agreement, the Maximum Annual Bonus Plan that Mr. Daniel will be entitled to upon achievement of 100% of his objectives each year, will be set by the Board of Directors each year, and will be no more than the Maximum Annual Bonus as this term is defined for the CEO under the Policy, as shall be established from time to time.

2021 Objectives

Following evaluation of the benchmark information reviewed internally by the Company’s management which includes information with respect to the Company’s peer group (among high-tech companies that are comparable in terms of size, number of employees, global nature or market capitalization) and discussions based on known and customary incentives with respect to the Company’s peer group, the Compensation Committee and the Board of Directors have determined that the current maximum payment opportunity for our CEO under the limitations of the Policy are relatively low in relation to equivalent opportunities extended to the CEOs of the companies included in the peer group, and that, accordingly, the maximum bonus payment for the year 2021 will exceed the limitations of the Policy, as described in the table below.

The Compensation Committee and Board of Directors believe that this would reflect a more appropriate level of compensation for Mr. Daniel, considering his value and importance to the Company, and providing a more effective incentive for our CEO to achieve the Company’s 2021 Objectives.

The 2021 Objectives were determined by the Compensation Committee and the Board of Directors as follows:

	Up to (Number of monthly salaries or percentage of financing)	2021 Objectives
Measurable Objectives	2	Up to additional amount of revenues on a linear basis which exceed an amount set by the Compensation Committee and the Board.
	1	Up to a certain amount of costs reduction (on non-IFRS basis) on a linear basis which exceed an amount set by the Compensation Committee and the Board.
	3	Closing of each M&A transaction of the Company.
	Up to 1% of a Financing (gross proceeds from offerings, convertible loans and/or warrants exercise) of the Company (“Financing”)	Financing in the amount of up to a certain amount as set by the Compensation Committee and the Board.

Each of the above-mentioned objectives is a defined target that is derived from the Company’s annual work plan and will be assigned a specific calculation within the applicable range. Each of the above-mentioned 2021 Objectives was specifically defined in greater detail as part of the decisions made by the Compensation Committee and Board of Directors in this respect, each representing a challenging objective for Mr. Daniel, which is aligned to the creation of shareholder value to the Company. As the specific objectives contain confidential commercial information of the Company, the disclosure of which may be detrimental to the Company and its shareholders, they are not disclosed by the Company.

Subject to receipt of shareholder approval at this Meeting of the above Maximum Annual Bonus Plan and the 2021 Objectives for Mr. Daniel, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company's audited financial statements for each fiscal year (and specifically 2021), without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Mr. Daniel.

Special Bonus

On July 6, 2021, the Company announced the completion of the acquisition of CyberKick Ltd., a provider of Software-as-a-Service security and privacy tools (the “Transaction”). For more information regarding the Transaction, please see the Company reports on Forms 6-K, filed with the SEC on July 1, 2021 and July 6, 2021.

On July 19, 2021, and on July 22, 2021, the Compensation Committee and Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of a special bonus for Mr. Daniel for his contribution in the Transaction, on such terms which exceed the limitations of the Policy.

In consideration of his performance during the Transaction and his contribution towards the conclusion of the Transaction, the Compensation Committee and Board of Directors resolved to approve, and recommend to the shareholders to approve, the payment of NIS 144,000 (approximately US$44,000) as a cash bonus (“Special Bonus”). The Policy allows for up to three (3) monthly salaries as a discretionary bonus to office holders; therefore, this Special Bonus is in accordance with the limitations of the Policy (reflects 3 monthly salaries).

The Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of the grantee, and have resolved to approve the Special Bonus to Mr. Daniel for the following reasons:

●	The value of the Special Bonus described above was determined while taking into consideration Mr. Daniel’s performance towards the conclusion of the Transaction and his contribution to the Company’s ongoing business development.

●	The amount of the Special Bonus was determined while taking into consideration the scope of responsibility of Mr. Daniel, and his contribution to the Company’s growth.

●	The grant of the Special Bonus to Mr. Daniel was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the Special Bonus to Mr. Daniel is in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the Special Bonus.

The shareholders of the Company are requested to adopt the following separate resolutions:

“RESOLVED, to approve a Maximum Annual Bonus Plan for Mr. Shachar Daniel, the Company's CEO, as set forth in the Proxy Statement.”

“RESOLVED, to approve 2021 Objectives and remuneration to Mr. Shachar Daniel, the Company’s CEO, as set forth in the Proxy statement”.

“RESOLVED, to approve a Special Bonus to Mr. Shachar Daniel, the Company’s CEO, as set forth in the Proxy statement”.

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in these proposals. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in these proposals. Without indicating to this effect – we will not be able to count your vote with respect to these proposals.

The Board of Directors unanimously recommends a vote FOR on the above proposals.

PROPOSAL 8

TO APPROVE ANNUAL BONUS PLAN AND RELATED OBJECTIVES FOR THE YEAR 2021
TO MR. CHEN KATZ, THE COMPANY’S CHAIRMAN OF THE BOARD

Background

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning the annual bonus plan and related objectives for the year 2021 for Company’s directors, in the maximum amount permitted under the Policy, require the approval by the Compensation Committee and the Board of Directors. Any amount which exceeds the Policy Maximum amount, requires in addition the approval of the Company’s shareholders (in a Special Majority, as defined above).

On May 23, 2019, the Company’s shareholders approved the engagement in a services agreement with Mr. Chen Katz as the Company’s Active Chairman (“Services Agreement”). As part of the Services Agreement, the maximum annual bonus allowed upon achievement of 100% of his objectives each year will be set by the Board each year, up to the maximum annual bonus allowed by the Policy, which equals, in this case, seven (7) monthly fees, or approximately US$63,000 (“Maximum Annual Bonus”).

We now seek the shareholder’s approval for a bonus in the amount of up to approximately US$77,000, more than the Maximum Annual Bonus, subject to the achievement of 100% of Mr. Katz objectives described in the table below (hereinafter for the purpose of this Proposal 8 “2021 Objectives” and “Exceeding Bonus”, respectively).

General

Mr. Katz has been with the Company since January 2019 as the Company’s Active Chairman of the Board (“Active Chairman”). Mr. Katz had great contribution to the Company’s business and growth since his appointment as Active Chairman. The Compensation Committee and the Board of Directors believe that Mr. Katz possesses a deep understanding of the Company’s business and corporate aspects, and will continue to play a major role in the Company’s pursuit to significantly enhance its business and growth opportunities. In addition, the suggested bonus plan includes annual objectives that are set for the year 2021, and were evaluated by the Compensation Committee and Board of Directors, focusing on using the Company’s discovery capabilities to achieve new collaborations as well as for the development of internal pipeline programs.

Therefore, considering numerous factors, including the provisions of the Policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors have approved on July 19, 2021 and July 22, 2021, respectively, and are recommending that the shareholders approve the Exceeding Bonus upon the achievement of 100% of Mr. Katz’s 2021 Objectives, which exceeds the limitations of the Policy, all as detailed below.

When reaching their conclusion, the Compensation Committee and the Board of Directors analyzed all factors and considerations required under the Companies Law, including customary comparable industry data, the responsibilities and duties performed by Mr. Katz, the estimation of Mr. Katz’s expected ongoing contribution and the importance of Mr. Katz to the future growth and profitability of the Company.

Eligibility

Mr. Katz shall be eligible to receive the Maximum Annual Bonus and the Exceeding Bonus under the framework below, without the need for further shareholder approval, subject to (i) meeting the specific performance criteria determined by the Compensation Committee and Board of Directors in accordance with the objectives set forth by the Board for the year 2021; (ii) the terms set forth below; and (iii) continued services of Mr. Katz as the Company’s Active Chairman through the last day of the calendar year with respect to which the annual cash bonus is proposed to be paid.

2021 Objectives

Following evaluation of the benchmark information reviewed internally by the Company’s management which includes information with respect to the Company’s peer group (among high-tech companies that are comparable in terms of size, number of employees, global nature or market capitalization) and discussions based on known and customary incentives with respect to the Company’s peer group, the Compensation Committee and the Board of Directors have determined that the current maximum payment opportunity for our Active Chairman under the limitations of the Policy are relatively low in comparison to equivalent opportunities extended to the Active Chairmen of the companies included in the peer group, and that, accordingly, the maximum bonus payable to Mr. Katz for the year 2021 may reach a cap of approximately $140,000, and therefore exceeds the limitations of the Policy.

The Compensation Committee and Board of Directors believe that this would reflect a more appropriate level of compensation for Mr. Katz, considering his involvement and contribution to the Company, thus providing a more effective incentive for our Active Chairman to achieve the Company’s 2021 objectives.

The 2021 objectives, were determined by the Compensation Committee and the Board:

Measurable Objectives**	Up to	2021 Objectives
Measurable Objectives part A	NIS 30,000 (approximately US$9,125)	For each increase of US$5 million in the Company’s market capitalization up to US$100 million market capitalization, which reflects a bonus capitalization of US$140,000 (measured based on the average market capitalization of the 30 trading days preceding December 31, 2021 (“Market Cap”) compared to the average market capitalization of the 30 trading days preceding December 31, 2020).

Measurable Objectives part B	NIS 120,000 (approximately US$36,500)	Financing in the amount of up to a certain amount as set by the Compensation Committee and the Board of Directors (“Basic Financing Amount”).
	NIS 90,000 (approximately US$27,375)	Financing in the amount of up to a certain amount as set by the Compensation Committee and the Board of Directors over the Basic Financing Amount (“Second Financing Amount”).
	NIS 60,000 (approximately US$18,250)	Financing in the amount of up to a certain amount as set by the Compensation Committee and the Board of Directors over the Second Financing Amount.
	NIS 60,000 (approximately US$18,250)	Closing of each M&A transaction of the Company.

**	If the amount set under A is greater than B - the Maximum that Mr. Katz will be intitled to is A.

If the amount set under B is greater than A - the maximum that Mr. Katz will be intitled to is B.

Each of the above-mentioned 2021 objectives is a defined target that is derived from the Company’s annual work plan and will be assigned a specific calculation within the applicable range. Each of the above-mentioned 2021 objectives was specifically defined in greater detail as part of the decisions made by the Compensation Committee and Board of Directors in this respect, each representing a challenging objective for Mr. Katz, which is aligned to the creation of shareholder value to the Company. As the specific objectives contain confidential commercial information of the Company, the disclosure of which may be detrimental to the Company and its shareholders, they are not disclosed by the Company.

Subject to receipt of shareholder approval at this Meeting of the above 2021 Objectives and Exceeding Bonus for Mr. Katz, the Compensation Committee and the Board of Directors will determine, following approval by the Board of Directors of the Company's audited financial statements for each fiscal year (and specifically 2021), without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Mr. Katz.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve 2021 Objectives and remuneration to Mr. Chen Katz, the Company’s Active Chairman, as set forth in the Proxy statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 9

TO APPROVE A SPECIAL BONUS FOR MR. BARAK AVITBUL, THE COMPANY’S PRIVACY BUSINESS UNIT MANAGER

On July 19, 2021, and on July 22, 2021, the Compensation Committee and Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of a special bonus for Mr. Barak Avitbul, the Company’s Privacy Business Unit Manager, on such terms which exceed the limitations of the Policy.

Mr. Avitbul serves as the Privacy Business Unit Manager. On July 6, 2021, the Company announced the completion of the Transaction. For more information regarding the Transaction, please see the Company reports on Forms 6-K, filed with the SEC on July 1, 2021, and July 6, 2021.

In consideration of his performance during the Transaction and his contribution towards the conclusion of the Transaction, the Compensation Committee and Board of Directors resolved to approve, and recommend to the shareholders to approve, the payment of US$139,500 as a cash bonus, and a grant of 4,470,000 Ordinary Shares (equal to 111,750 ADSs), representing US$139,500 based on the average trading price of the share on TASE during the 5 trading days that preceded the date of approval by the Board of Directors on July 22, 2021, together representing a total of 3% of the aggregate consideration (in cash and equity) paid for the Transaction.

The Policy allows for up to three (3) monthly salaries as a discretionary bonus to office holders; therefore, this special bonus exceeds the limitations of the Policy.

The Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including without limitation, the position, responsibilities, background and experience of the grantee, and have resolved to approve the special bonus to Mr. Avitbul for the following reasons:

●	The value of the special bonus described above was determined while taking into consideration Mr. Avitbul’s performance towards the conclusion of the Transaction and his contribution to the Company’s ongoing business and technology development.

●	The amount of the special bonus was determined while taking into consideration the scope of responsibility of Mr. Avitbul, and his contribution to the Company’s growth.

●	The Company’s desire to align the success of the Company with Mr. Avitbul’s personal success, and therefore the special bonus to Mr. Avitbul is beneficial to the Company.

●	The grant of the special bonus to Mr. Avitbul was approved while considering numerous factors and all relevant considerations set forth in the Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that granting the special cash bonus to Mr. Avitbul is in the Company’s best interest. In addition, none of the members of the Board of Directors objected to the special bonus.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a special bonus for Mr. Barak Avitbul, the Company’s Privacy Business Unit Manager , as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 10

TO APPROVE THE ADJUSTMENT IN RATIO BETWEEN THE COMPANY’S ORDINARY SHARES (TRADED ON TASE) AND ADSs (TRADED ON NASDAQ) BY CHANGING THE RATIO BETWEEN THEM FROM 40:1 TO 1:1, WHICH WILL HAVE AN IMPACT ONLY ON THE AMOUNT OF THE ORDINARY SHARES AND NOT ON THE AMOUNT OF THE ADSs, THEREBY RESULTING IN A REVERSE SPLIT OF THE COMPANY’S AUTHORIZED AND ISSUED ORDINARY SHARES (WHICH WILL NOT AFFECT IN ANY WAY ON THE COMPANY’S ADSs), AND TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO AFFECT THE SAME

On July 22, 2021, the Board of Directors approved, subject to the approval of the general meeting of the Company’s shareholders, an adjustment (reverse split of the Company’s Ordinary Shares) of the Company’s share capital at a ratio of 1-for-40, with respect to the Company’s current issued Ordinary Shares, and/or any Ordinary Shares issuable pursuance to outstanding convertible securities such as options and warrants issued by the Company (together in this proposal “Ordinary Shares”) (“Reverse Split”).

The Company’s ADSs are listed for trading on the Nasdaq Capital Market, each ADS currently represents 40 Ordinary Shares. The Company’s Board of Directors believes that a 1-for-1 ratio of ADSs to Ordinary Shares is preferable, as it may contribute to increased tradability of the Company’s ADSs and prevent confusion among shareholders.

The implementation of the adjustment (the reverse split of the Company’s Ordinary Shares) will result in the reduction of the number of authorized Ordinary Shares as well as the issued and outstanding Ordinary Shares in accordance with the exchange ratio (1:40). For example, if the Reverse Split is approved, the authorized share capital of the Company will be reduced from 3,000,000,000 Ordinary Shares to 75,000,000 Ordinary Shares (equal to 75,000,000 ADSs). The 1,198,213,679 Ordinary Shares currently outstanding as of the date of this proxy statement, will be reduced to approximately 29,955,342 Ordinary Shares (equal to 29,955,342 ADSs).

In addition, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding convertible securities, such as options and warrants, will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Option Plan shall be proportionately adjusted.

It is clarified that the Reverse Split will not affect in any way on the number of the Company’s ADSs.

If the Reverse Split is approved, then the Board of Directors will have the authority to decide on the date to implement the Reverse Split. Following such determination by the Company’s Board of Directors, the Company will issue a press release announcing the effective date of the Reverse Split.

The Reverse Split will be affected simultaneously for all of the Company’s Ordinary Shares, and the exchange ratio will be the same for all Ordinary Shares. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Amended Articles of Association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board of Directors believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares and/or ADSs will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares and/or ADSs will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

In addition, the Board of Directors has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of Ordinary Shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding Ordinary Shares such that one ADS will represent one Ordinary Share. The effective date of such ratio change of the ADSs has not been determined, and the Company’s Board of Directors has the authority to affect such ADS ratio change.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board of Directors believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the adjustment in ratio between the Company’s Ordinary Shares (traded in TASE) and ADSs (traded in NASDAQ) by changing the ratio between them from 40:1 to 1:1 (which will have an impact only on the amount of the ordinary shares and not on the amount of the ADSs), thereby resulting in a reverse split of the Company’s Authorized and Issued Ordinary Share (which will not affect in any way on the Company’s ADSs), and to amend the Company’s articles of association to affect the same, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 11

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2020, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2020, filed on Form 20-F with the SEC on March 22, 2021, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1725332/000121390021016788/f20f2020_safetgroup.htm and on the Israel Securities Authority distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?id=018&reference=2021-02-041145&l=en#?id=018&reference=2021-02-041145

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2020.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 8 Abba Eban Ave., Building A, 1st floor, Herzliya 4672526, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 12, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 12, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Safe-T Group Ltd.
Chen Katz, Chairman of the Board of Directors

SAFE-T GROUP LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and Director, Mr. Shai Avnit, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Safe-T Group Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 8 Abba Eban Ave., Building A, 1st floor, Herzliya 4672526, Israel, on September 19, 2021, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SAFE-T GROUP LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 19, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the Company’s shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
2a

To re-appoint Mr. Shachar Daniel as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company’s Amended Articles of Association or any law.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To re-appoint Mr. Moshe Tal as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company’s Amended Articles of Association or any law.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To grant Mr. Chen Katz, Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal, options to purchase Ordinary Shares, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To grant Mr. Shachar Daniel options to purchase Ordinary Shares as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?*

*	If you do not indicate a response YES for this item 5a, your shares will not be voted for Proposal No. 5.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5

6.	To approve an update to the terms of compensation to Mr. Amir Mizhar as set forth in the Proxy Statement

☐	FOR	☐	AGAINST	☐	ABSTAIN

6a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?*

*	If you do not indicate a response YES for this item 6a, your shares will not be voted for Proposal No. 6.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6

7.

7a.	To approve a Maximum Annual Bonus Plan to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7a(i).

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7a?*

*	If you do not indicate a response YES for this item 7a(i), your shares will not be voted for Proposal No. 7a.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7a

7b.	To approve 2021 objectives and remuneration to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7b(i).

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7b?*

*	If you do not indicate a response YES for this item 7b(i), your shares will not be voted for Proposal No. 7b.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7b

7c.	To approve grant of a Special Bonus to Mr. Shachar Daniel, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7c(i).

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7c?*

*	If you do not indicate a response YES for this item 7c(i), your shares will not be voted for Proposal No. 7c.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7c

8.	To approve 2021 Objectives and remuneration to Mr. Chen Katz, the Company’s active Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8a.

Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?*

*	If you do not indicate a response YES for this item 8a, your shares will not be voted for Proposal No. 8.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8

9.	To approve a special bonus for Mr. Barak Avitbul, the Company’s Privacy Business Unit Manager.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 9?*

*	If you do not indicate a response YES for this item 9a, your shares will not be voted for Proposal No. 9.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 9

10.	To approve the adjustment in ratio between the Company’s Ordinary Shares (traded on TASE) and ADSs (traded on Nasdaq) by changing the ratio between them from 40:1 to 1:1 (which will have an impact only on the amount of the Ordinary Shares and not on the amount of the ADSs), thereby resulting in a reverse split of the Company’s authorized and issued Ordinary Shares (which will not affect in any way the Company’s ADSs), and to amend the Company’s articles of association to affect the same..

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.